Mail Stop 4561

August 31, 2006

Via U.S. Mail and Fax (407) 251-8455
Mr. Malcolm J. Wright
Chief Executive Officer and Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

        RE: **American Leisure Holdings, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2005
               Filed March 31, 2006
               File No. 333-48312

Dear Mr. Wright:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations for the Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004, page 40

1.   Your disclosure indicates that a portion of your increase in revenues is due to the sale of properties in the Sonesta Resort. This seems inconsistent with your disclosure on page 39, which states that revenue on these sales will be recognized once title is transferred to the buyer. Please clarify to us whether your revenues in 2005 include any of these pre-sales.

Item 7. Financial Statements

2.   In your amended Form 10-KSB, the cover page to the financial statements and report
       from your independent registered public accounting firm on page F-5 and F-6,
       respectively, should immediately precede the financial statements and notes.

Report of Independent Registered Public Accounting Firm, page F-6

3.   Please have your auditors revise their report to indicate, if true, that their audits were
       conducted in accordance with standards of the Public Company Accounting Oversight
       Board (United States). Refer to the illustrative audit report in the Public Company
       Accounting Oversight Board's Auditing Standard No. 1.

Consolidated Statements of Operations, page F-2

4.   Please explain to us your basis for classifying sales of undeveloped land as a component
       of revenues rather than the net gain (loss) on the sale as a component of non-operating
       income (expense). In your response, please cite the relevant literature that supports this
       presentation. In addition, please tell us where you have presented the amounts associated
       with the proceeds and gain from the sale of undeveloped land in your statement of cash
       flows on page F-3. Provide the same analysis for the presentation in your Forms 10-QSB
       for the periods ended March 31, 2006 and June 30, 2006.

5.   Notwithstanding our comment above, please revise your presentation to also classify
       costs associated with your recurring operating revenues in arriving at your gross margin.

Consolidated Statements of Cash Flows, page F-3

6.   Please revise your statement of cash flows to exclude the amount of restricted cash
       included in cash and cash equivalents for each of the periods presented. In your
       response, please tell us how you will revise your statement of cash flows and where you
       will classify changes in restricted cash during each of the periods. Refer to paragraph 7
       of SFAS 95.

7.   Please explain to us why the entire amount of interest expense during the year ended
       December 31, 2005 is included as a reconciling item to net cash provided by operations.

Note 1 – The Company
Principles of Consolidation, page F-7

8.   Please advise us and revise your disclosure to clarify how you account for the minority
       interests in each of your consolidated subsidiaries where you do not have a 100%
       ownership interest. For instance, we note that you have not recorded any minority

interest in your consolidated balance sheets and no amounts were allocated to the minority holders' during 2005. We note from your disclosure on page 41 that you are not required to allocate operating losses to the minority holders' in the event Hickory incurs losses, even though you allocated such losses to the minority holders' during 2004. Please advise.

9. We note from your disclosure on page 39 that you do not consolidate the operations of TraveLeaders. Please explain to us your basis in accounting for not consolidating the operations of TraveLeaders and where the amounts associated with the financial position and results of operations of TraveLeaders are reflected in your financial statements. In your response, please cite the relevant accounting literature that supports your accounting.

Note 2 – Summary of Significant Accounting Policies

10. Please advise us and revise your disclosure to expand your accounting policy disclosures to disclose in sufficient detail the types of construction and development costs you capitalize and the period during which these costs are capitalized. Your disclosure should include a description of the types of direct and indirect costs capitalized. In addition, please revise to disclose the amount of total interest cost incurred and the total amount of interest capitalized in each period presented in the financial statements. In this regard, please also disclose the total amount of unpaid interest at the end of each period and where such amounts are recorded in your consolidated balance sheets. Refer to paragraph 21 of SFAS 34. In your revised disclosure, please also further explain how you determine the point in which you commence and cease interest capitalization and how you determine the capitalization rate for any given period. Refer to paragraphs 12 – 16 as it relates to the capitalization rate to be used and paragraphs 17 – 19 of SFAS 34 as it relates to the period of capitalization.

11. Please tell us the nature of the amounts capitalized during the year related to land held for development. In this regard, we note that land held for development increased by approximately $11.3 million during the year ended December 31, 2005 of which $7.8 million relates to real estate carrying costs based on your statement of cash flows on page F-3. We also note from your disclosure on page F-30 that ALRG processed development costs in the amount of $8.0 million on behalf of TDSR. Please reconcile the increase in land held for development with this disclosure.

Cash and Restricted Cash, page F-11

12. We note that substantially all of your restricted cash represents funds held in escrow for deposits received for condo and town home sales and funding requirements related to your KeyBank credit facility. Please revise your disclosure to clarify the terms of these

restrictions and advise us of your basis for classifying the entire balance as a current asset in your consolidated balance sheets.

Marketable Equity Securities and Other Investments, page F-10

13.   Please disclose in sufficient detail here or elsewhere in your notes, the various minority equity investments you hold and account for under SFAS 115, the equity method of accounting under APB 18 and the cost method of accounting. In this regard, please also disclose how you account for your investment in Caribbean Media Group, Inc. and any other equity method investees and where such investments are reflected in your financial statements.

Resort Unit Pre-Sales, page F-13

14.   Please advise us and revise to disclose the terms of your pre-sales contracts where you have received between 5% and 20% of the sales price, including any rights retained by the buyer to require a full or partial refund of their sales deposit.

15.   Please disclose here, or in Note 17, the terms of your prepaid commission arrangements. In this regard, please explain whether the commissions are refundable to the extent the buyer of the condo or town home does not close on the underlying unit.

16.   Your disclosure on page F-30 indicates that Xpress, Ltd. is entitled to a sales and marketing fee in the amount of 3% and 1.5% of the unit sales price, respectively, and that you are obligated to pay Xpress, Ltd. sales and marketing fees of $7.0 and $3.5 million, respectively, for contracts through December 31, 2005. Please reconcile this disclosure with the $3.5 million prepaid commission fee related to Xpress, Ltd. recorded on the face of your consolidated balance sheet and your disclosure here where you state that Xpress, Ltd. is entitled to a commission of only 1.5%. In addition, please explain to us your basis for capitalizing amounts related to advertising and marketing costs. In your response, please cite the relevant accounting literature that supports your accounting. Refer to SOP 93-7.

Note 4 – Acquisitions, page F-15

17.   We note from your disclosure that you recorded goodwill in the amount of $4.1 million related to the acquisition of the TraveLeaders business. Please explain to us in sufficient detail what gave rise to the initial recognition of goodwill and how you allocated the purchase price to the assets acquired and liabilities assumed and what you attribute the significance of the residual value to. In addition, please tell us how the 24,101 shares of Series E Preferred Stock, disclosed in your statements of stockholders' equity on page F-4, was considered in determining the cost of the acquisition disclosed on pages F-16 and

F-17. Also, revise to include the disclosures required by paragraphs 51(a) – 51(c) of SFAS 141. You may also refer to paragraphs 35 – 39 of SFAS 141 and B102 – B106.

18.   Please tell us the date of your annual goodwill impairment test and how you evaluated goodwill for impairment at this date. In this regard, please advise us and disclose the reporting unit where you have allocated the goodwill related to the TraveLeaders acquisition and tell us how you considered the guidance in paragraphs 30 – 31 of SFAS 142 in reaching this conclusion. In addition, please advise us and revise your disclosure to explain the methodologies employed to estimate the fair value of your reporting unit(s) in performing your impairment test under SFAS 142. Refer to paragraphs 23 – 25 of SFAS 142.

19.   We note from your disclosure that you acquired the remaining minority interest in TDS from Raster Investments on December 31, 2005. We also note from your disclosure on page 23 that you acquired the remaining minority interest in TDS from Harborage Leasing Corporation in March 2006, effective as of December 31, 2005. Please reconcile these disclosures and explain to us your basis in accounting for the acquisition as of December 31, 2005 when the acquisition did not close until March 2006. In addition, please explain how the investing cash outflow of $2.3 million during 2005 relates to this acquisition, the referenced purchase price and related disclosures.

20.   We note that your acquisition of the remaining minority interest in TDS provides you with the ability to recognize all of the profits on the development of the Orlando Resort. Please revise to also disclose any profit sharing arrangements, such as the profit arrangement disclosed on page F-29 under which Malcom J. Wright is entitled to 19% of the profits generated by TDS, which limits the company's ability to recognize all profits from this development.

Note 7 – Investment in Senior Secured Notes, page F-18

21.   We read your disclosure and do not understand what your investment relates to. Your disclosure indicates that you recorded a note payable to CGN Hotel in the amount of $5.0 million and that amounts under this note will only be paid from amounts received from AWT. Please revise to further explain the background of this transaction, the terms of the underlying note(s), the amounts reflected in your financial statements related to this transaction and how you evaluate this investment for impairment.

Note 9 – Other Assets, page F-18

22.   Please advise us and revise to disclose the method and period over which you amortize your deferred financing costs. In addition, please disclose the amount of deferred financing costs capitalized during each period presented and the amount of interest expense amortized during each of the years ended.

Note 11 – Long Term Debt and Notes Payable, page F-19

23.   We note that approximately $13.0 million of your notes outstanding are either past their maturity date or will become due within the next twelve months. Please reconcile the current portion of notes payable of $1.8 million presented on the face of your consolidated balance sheets compared with $13.0 million in current maturities disclosed in your table here and the $3.7 million in current maturities disclosed in the table on page F-20. In addition, for all past due notes payable, please clarify whether these notes contain special provisions including but not limited to adjusted interest rates for late payment.

Note 14 – Stockholders Equity and Mandatory Redeemable Preferred Stock

Common Stock and Mandatory Redeemable Preferred Stock, page F-22

24.   Please explain to us what the "stated value" represents in your table which discloses the various series of preferred stock outstanding as of December 31, 2005. In addition, please clarify whether any of these issuances carry mandatory redemption provisions as suggested by the header of this note.

25.   Please disclose the amount of cumulative and unpaid dividends for each issuance and for each of the periods presented. In addition, please advise us of and disclose the treatment for cumulative and unpaid dividends upon conversion or redemption.

Warrants, page F-23

26.   Please revise your disclosure here or in Note 11, as applicable, to disclose the terms of all warrants granted during the year, including but not limited to, (1) the reason for the issuance of the warrant, (2) the number of shares underlying the warrant, (3) exercise price, (4) term, (5) settlement provisions, (6) the fair value and black-scholes option-pricing assumptions used to determine the fair value and (7) where such amounts have been reflected in your financial statements.

Note 17 – Commitments and Contingencies, page F-25

27.   Please revise to disclose the terms of your management agreement with AWT, referenced on page F-15.

Note 19 – Self-insured Health Insurance, page F-27

28.   We note that you do not provide for an estimated liability associated with incurred but
       not report claims associated with your self-insured employee health plan. Paragraph 8 of
       SFAS 5 requires you to record a liability if the loss is both probable and reasonably
       estimable. This would include (a) incidents which you are aware that occurred during the
       policy term but for which claims have not yet been asserted (or claimed), as well as, (b)
       incidents which are likely to have occurred but the specifics of which are not yet know.
       Please advise.

Note 20 – Operating Segments, page F-27

29.   Please reconcile the amounts reported here for each of the years ended December 31,
       2005 and 2004 to the amounts reported in your consolidated balance sheets and
       consolidated statements of operations. In addition, please explain to us how you
       generated negative revenue for your call center operations during the year ended
       December 31, 2005.

Form 10-QSB for the period ended June 30, 2006

Note E – Related Party Transactions, page 9

30.   We note that you sold your interest in Castlechart Limited (CLM) which owned an 81%
       interest in Caribbean Leisure Marketing, which in turn owned 49% of Caribbean
       Marketing Group, the owner of the call center. Please clarify to us the dollar amounts of
       assets and liabilities, including the investment in the call center, of CLM; and where such
       amounts appear in your consolidated balance sheet as of December 31, 2005 and
       immediately prior to the sale.

31.   Please explain to us how the gain on sale of CLM is attributable to the recapture of
       depreciation and interest expenses for prior periods. In addition, please clarify the
       components of your gain on sale including the components of the total purchase price and
       the carrying amount of your investment in CLM. Finally, please clarify how your basis
       in CLM reconciles to the disclosure on page 27, which states that your total investment in
       CLM was $5,663,274.

32.   Please explain to us your basis for recording the sale as of June 30, 2006 when you did
       not close on the sale until August 2006.

                                    *   *   *   *

       As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3431 with any questions.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant